						Exhibit 12.1
						11/27/2006
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2005
and the year to date September 30, 2006

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2001	2002	2003	2004	2005	2006
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$652,467	$770,194	$782,220	$819,955	$819,515	$738,625
Interest expense, net of amounts capitalized	247,789	226,732	215,858	211,373	215,431	187,712
Distributions on mandatorily redeemable preferred securities	24,775	24,599	15,255	0	0	0
AFUDC - Debt funds	9,569	6,854	6,421	6,856	8,173	5,656

Earnings as defined	$934,600	$1,028,379	$1,019,754	$1,038,184	$1,043,119	$931,993

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$220,627	$208,148	$183,953	$173,226	$186,542	$171,098
Interest on affiliated loans	1,082	845	274	16,479	16,563	12,644
Interest on interim obligations	13,556	1,160	388	465	1,063	1,158
Amort of debt disc, premium and expense, net	11,740	12,857	15,671	14,793	14,559	9,809
Other interest charges	10,352	10,577	21,993	13,266	4,877	(1,341)
Distributions on mandatorily redeemable preferred securities	24,775	24,599	15,255	0	0	0

Fixed charges as defined	$282,132	$258,186	$237,534	$218,229	$223,604	$193,368

RATIO OF EARNINGS TO FIXED CHARGES	3.31	3.98	4.29	4.76	4.67	4.82